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<FILENAME>INVT_sc13g.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              Inventergy Global Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                    46123X102
                                 (CUSIP Number)

                                December 31, 2014
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 46123X102                  13G/A                  Page 2 of 8 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     1,229,736 shares of Common Stock

                     3,723,367 shares of Common Stock issuable upon conversion of convertible preferred stock

                     285,472 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     1,229,736 shares of Common Stock

                     3,723,367 shares of Common Stock issuable upon conversion of convertible preferred stock

                     285,472 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

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     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,229,736 shares of Common Stock

            3,723,367 shares of Common Stock issuable upon conversion of convertible preferred stock

            285,472 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
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     (12)   TYPE OF REPORTING PERSON
            PN
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* As more fully described in Item 4, certain of the reported securities are subject to a 4.99% blocker and certain of the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon conversion and exercise in full such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 46123X102                  13G/A                 Page 3 of 8 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     1,229,736 shares of Common Stock

                     3,723,367 shares of Common Stock issuable upon conversion of convertible preferred stock

                     285,472 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     1,229,736 shares of Common Stock

                     3,723,367 shares of Common Stock issuable upon conversion of convertible preferred stock

                     285,472 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,229,736 shares of Common Stock

            3,723,367 shares of Common Stock issuable upon conversion of convertible preferred stock

            285,472 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
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     (12)   TYPE OF REPORTING PERSON
            IN
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* As more fully described in Item 4, certain of the reported securities are subject to a 4.99% blocker and certain of the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon conversion and exercise in full such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 46123X102                  13G/A                 Page 4 of 8 Pages
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Item 1.

(a)   Name of Issuer

           Inventergy Global Inc. a Delaware corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           	900 E. Hamilton Avenue #180
		Campbell, CA 95008


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	46123X102
CUSIP No. 46123X102                  13G/A                   Page 5 of 8 Pages
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Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership



	The information required by Items 4(a) - (c) is set forth in Rows (5)-
(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014, discloses that the total number of outstanding shares of Common Stock as of November 10, 2014 was 26,782,833. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion and exercise of the reported preferred stock and warrants (collectively, the "Reported Securities"), as applicable, in each case, subject to the Blockers (as defined below).

Certain of the Reported Securities are subject to a 4.99% blocker and certain of the Reported Securities are subject to a 9.99% blocker (the "Blockers"). Pursuant to the terms of the Reported Securities, the Reporting Persons cannot convert or exercise, as applicable, any of the Reported Securities if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 4.99% or 9.99%, as applicable, of the outstanding shares of Common Stock and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the Blockers. Consequently, at this time, the Reporting Persons are not able to convert or exercise all of such Reported Securities due to the Blockers.

The Investment Manager, which serves as the investment manager to Hudson Bay IP Opportunities Master Fund, L.P., in whose name the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock underlying the convertible preferred stock and warrants held by Hudson Bay IP Opportunities Master Fund, L.P. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 46123X102                  13G                   Page 6 of 8 Pages
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Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46123X102                   13G                  Page 7 of 8 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2015


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory





/s/ Sander Gerber
SANDER GERBER

CUSIP No. 46123X102                   13G                  Page 8 of 8 Pages
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EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share of Inventergy Global Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 10, 2015

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory


/s/ Sander Gerber
SANDER GERBER